Filed Pursuant to Rule 424(b)(5)
Registration No. 333-270606

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus dated April 14, 2023)

Veru Inc.

Up to $50,000,000 of Shares of Common Stock and

Up to $2,000,000 of Shares of Common Stock as Commitment Shares

This prospectus supplement No. 2 dated December 13, 2023 (this “Prospectus Supplement”), supplements and amends our base prospectus dated April 14, 2023, as previously supplemented by the prospectus supplement dated May 3, 2023 (the “Original Prospectus Supplement”), which we refer to collectively as the “Prospectus.”

This Prospectus Supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto. This Prospectus Supplement supplements or amends only those sections of the Prospectus identified in this Prospectus Supplement; all other sections of the Prospectus remain unchanged.

The Prospectus relates to the offering, issuance and sale by us of shares of our Common Stock that may be issued and sold under the purchase agreement (the “Purchase Agreement”) that we entered into with Lincoln Park Capital Fund, LLC (“Lincoln Park”), on May 2, 2023. As of the date of the filing of this Prospectus Supplement, we have sold 3,025,000 shares of our Common Stock covered by the Prospectus pursuant to the Purchase Agreement, resulting in proceeds to the Company of $3.1 million.

We are filing this Prospectus Supplement to supplement and amend, as of December 13, 2023, the Prospectus to reduce the maximum aggregate offering price of our Common Stock that may be offered, issued and sold under the Prospectus. Accordingly, under the Prospectus we may sell shares of our Common Stock having a maximum aggregate offering price of up to $50,000,000 to Lincoln Park in accordance with the Purchase Agreement, including the $3.1 million of Common Stock sold as of the date of filing of this Prospectus Supplement, and up to an additional $2,000,000 of shares of our Common Stock issued as commitment shares to Lincoln Park.

See the “Lincoln Park Transaction” section of the prospectus supplement dated May 3, 2023 for a description of the Purchase Agreement. Lincoln Park is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “VERU.” On December 12, 2023, the last reported sale price of our common stock on the Nasdaq Capital Market was $0.8468 per share.

Investing in our Common Stock involves risks. See the “Risk Factors” section beginning on page S-4 of the Original Prospectus Supplement and in the documents we incorporate by reference into the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement and the accompanying Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 13, 2023.